As filed with the Securities and Exchange Commission on December 1, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Conor Medsystems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK par value $.001 per share

(Title of Class of Securities)

208264 10 1

(CUSIP Number of Class of Securities of Underlying Common Stock)

Frank Litvack, M.D.

Chief Executive Officer

Conor Medsystems, Inc.

1003 Hamilton Court

Menlo Park, California 94025

(650) 614-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Suzanne Sawochka Hooper, Esq.

John T. McKenna, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, California 94306-2155

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$74,896,564.44	$8,013.93

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,375,944 shares of common stock of Conor Medsystems, Inc., representing all options eligible to be amended pursuant to this offer having an aggregate value of $74,896,564.44 of November 28, 2006, will be amended. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of November 28, 2006.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 208264 10 1

SCHEDULE TO

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Outstanding Stock Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the Summary of Terms and Frequently Asked Questions section is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    Name and Address. The name of the issuer is Conor Medsystems, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 1003 Hamilton Court, Menlo Park, California 94025 and the telephone number of its principal executive office is (650) 614-4100. The information set forth in the Offering Memorandum under Section 15, Information About Conor, is incorporated herein by reference.

(b)    Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company to amend, at the election of the applicable option holder, certain portions of options to purchase Company common stock granted under the Conor Medsystems, Inc. 1999 Stock Plan, as amended, which was amended and restated by the Conor Medsystems, Inc. 2004 Equity Incentive Plan, that (a) were granted to employees, executive officers, members of the Board of Directors of Conor or other service providers from June 1, 2003 through December 14, 2004, (b) are held by current employees, executive officers, members of the Board of Directors of Conor or other services providers of the Company as of December 29, 2006 or former employees if the options are exercisable through January 1, 2007, (c) have vested or will vest on or after January 1, 2005, and (d) are still outstanding on the date the Offer (as defined in the “Offering Memorandum”) expires (the “Eligible Options”). Option holders who elect to amend their Eligible Options will receive a confirmation of amendment to their existing stock option agreement with the Company, pursuant to which portions of such options will be amended to expire as instructed by the option holder, but in any event prior to the existing expiration date of such Eligible Options. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options approved for amendment by Eligible Option holders. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Effect of Proposed Merger; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    Name and Address. The filing person is the issuer. The information set forth under Item 2(a) above and under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)    Material Terms. The information set forth in the Offering Memorandum under Summary of Terms and Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Effect of Proposed Merger; The Amended Options; Expiration and Extension of Offer, Section 2, Purpose of the Offer, Section 3, Status of Eligible Options Not Exchanged for Amended Options, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences, and Section 13, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b)    Purchases. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)    Use of Securities Acquired. Not applicable.

(c)    Plans. At present, the board of directors is composed of seven members. On November 16, 2006, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Johnson & Johnson (“J&J”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Cypress Acquisition Sub, Inc., a wholly owned subsidiary of J&J, will merge with and into the Company, with the Company as the surviving corporation of such merger as a wholly owned subsidiary of J&J (the “Merger”). As a result of the Merger, stockholders of the Company will receive $33.50 per share in cash for each share of common stock of the Company held. The Merger Agreement also provides that all outstanding options (including the Eligible Options) will be cashed out upon consummation of the Merger. Consummation of the Merger is subject to customary closing conditions, including antitrust approvals and approval by the stockholders of the Company. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Effect of Proposed Merger; The Amended Options; Expiration and Extension of the Offer, Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Effect of Proposed Merger; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer, and Section 14, Fees and Expenses, is incorporated herein by reference.

(b)    Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)    Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)    Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)    Financial Information. The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2006, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 15, Information About Conor, Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on page 8), is incorporated herein by reference.

(b)    Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)    Agreement, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2) The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)    Other Material Information. On November 16, 2006, the Company entered into the Merger Agreement with J&J. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Cypress Acquisition Sub, Inc., a wholly owned subsidiary of J&J, will merge with and into the Company, with the Company as the surviving corporation of such merger as a wholly owned subsidiary of J&J. As a result of the Merger, stockholders of the Company will receive $33.50 per share in cash for each share of common stock of the Company held. The Merger Agreement also provides that all outstanding options (including the Eligible Options) will be cashed out upon consummation of the Merger. Consummation of the Merger is subject to customary closing conditions, including antitrust approvals and approval by the stockholders of the Company.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Outstanding Stock Options, dated December 1, 2006.

99.(a)(1)(B)	Email Announcement of Offer.

99.(a)(1)(C)	Letter of Transmittal.

99.(a)(1)(D)	Election Form.

99.(a)(1)(E)	Confirmation of Receipt of Election Form.

99.(a)(1)(F)	Notice of Change in Election from Accept to Reject.

99.(a)(1)(G)	Notice of Change in Election from Reject to Accept.

99.(a)(1)(H)	Conor Medsystem, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006, and incorporated herein by reference.

99.(a)(1)(I)	Conor Medsystem, Inc.’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

99.(a)(1)(J)	Form of Addendum.

99.(a)(1)(K)	Form of Reminder Notice.

99.(a)(1)(L)	Form of Confirmation of Amendment.

99.(b)	Not applicable.

99.(d)(1)(A)	Conor Medsystem, Inc.’s 1999 Stock Plan, as amended, filed as Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2006, and incorporated herein by reference.

99.(d)(1)(B)	Forms of Stock Option Agreements under the 1999 Stock Plan, as amended, filed as Exhibit 10.6 to the Registration Statement on Form S-1/A, filed with the SEC on November 24, 2004, and incorporated herein by reference.

99.(d)(1)(C)	Conor Medsystem, Inc.’s 2004 Equity Incentive Plan, filed as Exhibit 10.7 to the Registration Statement on Form S-1/A, filed with the SEC on November 24, 2004, and incorporated herein by reference.

99.(d)(1)(D)	Form of Stock Option Agreement under the 2004 Equity Incentive Plan, filed as Exhibit 10.8 to the Registration Statement on Form S-1/A, filed with the SEC on November 24, 2004, and incorporated herein by reference.

99.(d)(1)(E)	Agreement and Plan of Merger among Johnson & Johnson, Conor Medsystems, Inc. and Cypress Acquisition Sub, Inc., dated November 16, 2006, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on November 17, 2006, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006

CONOR MEDSYSTEMS, INC.

By:	/S/ MICHAEL BOENNIGHAUSEN
Michael Boennighausen
Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Outstanding Stock Options, dated December 1, 2006.

99.(a)(1)(B)	Email Announcement of Offer.

99.(a)(1)(C)	Letter of Transmittal.

99.(a)(1)(D)	Election Form.

99.(a)(1)(E)	Confirmation of Receipt of Election Form.

99.(a)(1)(F)	Notice of Change in Election from Accept to Reject.

99.(a)(1)(G)	Notice of Change in Election from Reject to Accept.

99.(a)(1)(H)	Conor Medsystem, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006, and incorporated herein by reference.

99.(a)(1)(I)	Conor Medsystem, Inc.’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

99.(a)(1)(J)	Form of Addendum.

99.(a)(1)(K)	Form of Reminder Notice.

99.(a)(1)(L)	Form of Confirmation of Amendment.

99.(b)	Not applicable.

99.(d)(1)(A)	Conor Medsystem, Inc.’s 1999 Stock Plan, as amended, filed as Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2006, and incorporated herein by reference.

99.(d)(1)(B)	Forms of Stock Option Agreements under the 1999 Stock Plan, as amended, filed as Exhibit 10.6 to the Registration Statement on Form S-1/A, filed with the SEC on November 24, 2004, and incorporated herein by reference.

99.(d)(1)(C)	Conor Medsystem, Inc.’s 2004 Equity Incentive Plan, filed as Exhibit 10.7 to the Registration Statement on Form S-1/A, filed with the SEC on November 24, 2004, and incorporated herein by reference.

99.(d)(1)(D)	Form of Stock Option Agreement under the 2004 Equity Incentive Plan, filed as Exhibit 10.8 to the Registration Statement on Form S-1/A, filed with the SEC on November 24, 2004, and incorporated herein by reference.

99.(d)(1)(E)	Agreement and Plan of Merger among Johnson & Johnson, Conor Medsystems, Inc. and Cypress Acquisition Sub, Inc., dated November 16, 2006, filed as Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on November 17, 2006, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.